Tractebel Energia
SUEZ

RECEIVED

Florianópolis, December 19th, 2007.

2008 JAN -2 P 12:03

CE DF-0053/2007

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifty Street N. W., Mail Stop 3 - 2
Washington, D.C. 20549 USA

[redacted]

08000039

Re.: Tractebel Energia S.A.
Exemption: Nº 82-4760

SUPPL

Gentleman,

Please find enclosed the following documents translated from Portuguese into English:

- Minutes of the Eighty-Sixth Meeting of the Board of Directors; and
- Material Fact - Ponte de Pedra Energética S.A.'s aquisition.

These documents, issued by Tractebel Energia, were prepared in accordance with the rules of CVM, the Brazilian Securities and Exchange Commission. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Sincerely,

Marc Verstraete
Financial and Investor Relations Director

cc.: Juliana Dager, The Bank Of New York

PROCESSED

JAN 07 2008

THOMSON
FINANCIAL



TRACTEBEL ENERGIA S.A.

A PUBLICLY HELD COMPANY – CNPJ 02.474.103/0001-19
NIRE 4230002438-4

MATERIAL FACT

TRACTEBEL ENERGIA S.A., a publicly held company with registered offices in the city of Florianópolis in the state of Santa Catarina at Rua Antônio Dib Mussi, 366, enrolled in the Brazilian corporate taxpayers' register (CNPJ) under number 02.474.103/0001-19 ("Tractebel"), pursuant to CVM Instruction 358/2002, wishes to announce to its shareholders and the market at large that its subsidiary, **Energia América do Sul Ltda.**, with its registered offices in the city of Florianópolis, state of Santa Catarina at Rua Antônio Dib Mussi, 366, part, enrolled in the Brazilian corporate taxpayers' register (CNPJ) under number 02.695.010/0001-14, has agreed to acquire the total capital stock of **Ponte de Pedra Energética S.A.**, a joint stock company with registered offices in the city of Itiquira, state of Mato Grosso, at Estrada de Acesso à Usina Hidrelétrica Ponte de Pedra, antiga BR 163, s/nº, Zona Rural, enrolled in the Brazilian corporate taxpayers' register (CNPJ) under number 02.877.212/0001-87 ("PPESA"), according to the share purchase agreement signed today ("Agreement"). The finalization of the operation is subject to certain conditions including the prior authorization of the Brazilian Electricity Energy Agency – ANEEL.

PPESA holds the concession of the Ponte de Pedra hydroelectric power plant, which has an installed capacity of 176.1 MW (assured energy of 131.6 average MW) and in commercial operations since September 2005, situated on the Correntes River in the state of Mato Grosso.

The acquisition price is R$ 592,000,000.00 (five hundred and ninety-two million Reais), which shall be paid contingent to satisfying certain conditions contained in the Agreement. PPESA's acquisition represents a further step by Tractebel in its strategy of growth in the Brazilian electricity industry.

Energia América do Sul Ltda.'s acquisition of PPESA constitutes a material investment for Tractebel, and is subject to the provisions of Article 256 of Law 6,404/76. For this reason, the transaction shall be submitted to the ratification of a shareholders' general meeting as well as the approval of the Brazilian Anti-Trust Authority (Conselho Administrativo de Defesa Econômica – CADE) as required by law.

Florianópolis, December 13, 2007.

Marc Verstraete	Manoel Arlindo Zaroni Torres
Finance and Investor Relations Director	Chief Executive Officer

CNPJ/MF 02.474.103/0001-19 – NIRE 4230002438-4
A PUBLICLY HELD COMPANY

MINUTES OF THE EIGHTY-SIXTH MEETING OF THE BOARD OF DIRECTORS OF TRACTEBEL ENERGIA S.A.

On December 13, 2007 at 9:00 a.m. at Av. Almirante Barroso, 52, 14th floor, room 1401 in the city and state of Rio de Janeiro, following its regular convening, a meeting of the Board of Directors of Tractebel Energia S.A. was held, the following Directors being present: Maurício Stolle Bähr, Manoel Arlindo Zaroni Torres, Victor-Frank de Paula Rosa Paranhos, Luiz Antônio Barbosa, José Pais Rangel and Antonio Alberto Gouvêa Vieira, representing the majority of its members. The meeting was presided by the Director, Maurício Stolle Bähr, who proposed that I, José Moacir Schmidt should act as the meeting's secretary, the proposal being duly seconded by the other Directors. Welcoming those present, the President called the meeting to order placing the matters on the **Agenda of the Day** in discussion as itemized in the **convening notice CA-012/2007** of December 7 2007 as follows: **Item 1** – approve the acquisition by its subsidiary, Energia América do Sul Ltda., of the shareholding control of the company, Ponte de Pedra Energética S.A.; and **Item 2** – general matters. **RESOLUTIONS:** Following discussion of the matter, the President put the item on the Agenda of the Day to the vote, the Directors deciding as follows: **Item 1 – Unanimously approved**, the acquisition, by its subsidiary, Energia América do Sul Ltda. ("EAS"), of the shareholding control of the company, Ponte de Pedra Energética S.A, through the instrument denominated the Share Purchase Agreement, to be signed between EAS, Skanska Infrastructure Development (Brasil) Participações Ltda., a private corporate entity with its jurisdiction in the city and state of São Paulo at Rua Verbo Divino, 1547, 7th floor, suite 702, enrolled in the Brazilian corporate taxpayers' register (CNPJ/MF) under number 04.186.421/0001-00, and Impregilo International Infrastructures N.V., a private corporate entity with its jurisdiction in Strawinskylaan, 1205, 1077, Amsterdam, enrolled in the Brazilian taxpayers' register (CNPJ/MF) under number 05.538.260/0001-39, as well as Tractebel Energia S.A., in the position of joint and several guarantor of the obligations assumed by EAS in the said agreement, though the intermediary of which the acquisition by EAS of the total capital stock of Ponte de Pedra Energética S.A., a private corporate entity with its registered offices in the city of Itiquira, state of Mato Grosso, at Estrada de Acesso a Usina Hidrelétrica Ponte de Pedra, antiga BR 163, km. s/nº, Zona Rural, enrolled in the Brazilian taxpayers' register (CNPJ/MF) under number 02.877.212/0001-87, shall be formalized. The Boards of Executive Officers of Tractebel Energia S.A. and Energia América de Sul Ltda. are hereby authorized to adopt all measures and practice all the acts necessary for the execution of this resolution, all acts already practiced within the same scope also hereby being ratified. The floor being given to the Directors present and no other point of order being raised, the President proceeded to declare the meeting closed, requesting that I, as secretary, draft these minutes. The said minutes having been subsequently read and found correct were duly signed by the members of the Board of Directors present, including the President, and by myself as Secretary. Rio de Janeiro RJ, December 13, 2007.

Maurício Stolle Bähr
Director-President

Manoel Arlindo Zaroni Torres
Director

Victor-Frank de Paula Rosa Paranhos
Director

Antonio Alberto Gouvêa Vieira
Director

Luiz Antônio Barbosa
Director

José Pais Rangel
Director

José Moacir Schmidt
Secretary

END